Change of Independent Public Accountant. As previously indicated, Ernst & Young LLP (E&Y) served as independent public accountant for the fiscal year ended March 31, 2003. On June 10, 2003, upon recommendation by the Funds
Audit Committee, the Funds Board selected
PricewaterhouseCoopers LLC (PwC) to replace E&Y as the Funds independent public accountant for the fiscal year ending March 31, 2004. Because PwC serves as the independent public accountant for all other funds in the fund complex, this recommendation and subsequent approval to select them as independent public accountant for the Fund was based on economies of scale. The Fund had no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure that would have caused the Fund to dismiss E&Y, nor were there any adverse opinions or disclaimer of opinion, modification, or qualification.